[Letterhead of VeriFone Systems, Inc.]

January 11, 2011

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549-4561

Attn:	Mr. Mark P. Shuman

Re:	VeriFone Systems, Inc.

Registration Statement on Form S-4

File No. 333-171324

Dear Mr. Shuman:

In accordance with Rule 461 under the Securities Act of 1933, we hereby request acceleration of the effective date of the Registration Statement on Form S-4 (No. 333-171324) (the “Registration Statement”) of VeriFone Systems, Inc. (the “Company”). We respectfully request that the Registration Statement become effective as of 4:00 p.m., Washington, D.C. time, on Wednesday, January 12, 2011, or as soon as practicable thereafter. The Company is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the Registration Statement.

The Company hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the above-captioned Registration Statement; and

•

the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact the undersigned at (408) 232-7800 or Sarah P. Payne of Sullivan & Cromwell LLP at (650) 461-5669. Please notify me or Sarah P. Payne at the above respective phone numbers of the effectiveness of the Registration Statement.

Very truly yours,

/s/ Albert Y. Liu

Albert Y. Liu
Senior Vice President and
General Counsel
cc:	Evan S. Jacobson

(Securities and Exchange Commission)

Douglas J. Reich, Senior Vice President and General Counsel

(Hypercom Corporation)

Steven D. Pidgeon

Richard S. Millard

(DLA Piper LLP (US))

Sarah P. Payne

Scott D. Miller

(Sullivan & Cromwell LLP)